CUSIP No. M8791A-10-9	13G	Page 1 of 5 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c), and (d)
and Amendments thereto Filed Pursuant to Rule 13d-2(b)
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ON TRACK INNOVATIONS LTD.
(Name of Issuer)

Ordinary Shares, par value NIS 0.1 per share
(Title of Class of Securities)

M8791A-10-9
(CUSIP Number)

December 31, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

__________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8791A-10-9	13G	Page 2 of 5 Pages

1		NAMES OF REPORTING PERSONS
Vuance Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
1,308,483
	7	SOLE DISPOSITIVE POWER
1,308,483
	8	SHARED DISPOSITIVE POWER
0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,308,483
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.7%
12		TYPE OF REPORTING PERSON
CO

CUSIP No. M8791A-10-9	13G	Page 3 of 5 Pages

Item 1(a) Name of Issuer:

On Track Innovations Ltd.

Item 1(b) Address of Issuer’s Principal Executive Offices:

Z.H.R. Industrial Zone
P.O. Box 32
Rosh-Pina 12000, Israel

Item 2(a) Name of Person Filing:

Vuance Ltd.

Item 2(b)  Address of Principal Business Office

Sagid House, “HaSharon Industrial Park”
P.O. Box 5039
Qadima 60920, Israel

Item 2(c) Citizenship

Israel

Item 2(d) Title of Class of Securities:

Ordinary Shares, par value NIS 0.1 per share

Item 2(e) CUSIP No.:

M8791A-10-9

Item 3 If this statement is file pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable.

Item 4 Ownership:

(a) Amount beneficially owned: 1,308,483

(b) Percent of class: 6.7%

(c) Number of shares to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,308,483*

CUSIP No. M8791A-10-9	13G	Page 4 of 5 Pages

* The Reporting Person has granted to the Chairman of the board of directors of the Issuer, or to whomever else the Issuer’s board of directors may appoint, an irrevocable proxy on the above ordinary shares until the sale or transfer of such shares to an unaffiliated third party by the Reporting Person in an arm’s length transaction.

(iii) Sole power to dispose or to direct the disposition of: 1,308,483

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5 Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6 Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7 Identification of the Subsidiary Which Acquired any Portion of the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8 Identification and Classification of Members of the Group:

Not applicable.

Item 9 Notice of Dissolution of Group:

Not applicable.

Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. M8791A-10-9	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008
(Date)

/s/ Lior Maza
(Signature)

Lior Maza, Chief Financial Officer
Name and Title